Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

**Innovation Fund
Podcast Scripts**

30-second PreRoll

Not everyone should invest in venture capital, but <u>everyone</u> should have the <u>option</u> to invest in venture capital. The Fundrise Innovation Fund is making that happen by democratizing what used to be available to only a tiny subset of investors. The Innovation Fund has already raised over $100 million and holds some of the most exciting pre-IPO tech companies in the world. Now you can get in early at Fundrise.com/SHOWURL.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.

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30-second PreRoll

Venture capital has been one of the most lucrative asset classes for decades. It's also been off-limits for all but a tiny subset of investors. The Fundrise Innovation Fund is finally changing that. The Innovation Fund pairs a $100 million portfolio of some of the most exciting pre-IPO tech companies in the world with one of the lowest investment minimums the industry has ever seen. Get in early at Fundrise.com/SHOWURL.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.

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60-second MidRoll

Venture capital is widely seen as one of the most lucrative asset classes in the world. Go look at the S&P 500 — nearly every major tech company on that list was once funded by venture capital firms, producing billions of dollars in profit in the process.

The hard truth, however, is that the biggest venture funds are almost entirely funded by institutional investors like endowments and sovereign wealth funds. So unless you knew a guy

who knew a guy, you and 99.9% of individual investors did not get to participate in the pre-IPO growth of any of those blue-chip companies.

And it's happening again. Look at the biggest names in AI, for instance: almost all of them are still private, just out of reach of your portfolio.

The Fundrise Innovation Fund is finally changing that. It's a more than $125 million fund. It holds some of the most exciting pre-IPO tech companies in the world. And it's designed specifically for individual investors. This time, you can get in early at Fundrise.com/SHOWURL.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.

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60-second MidRoll

Artificial intelligence is poised to be one of the biggest wealth-creation events in history. Some experts expect AI to add more than $15 trillion to the global economy by 2030.

Unfortunately, your portfolio probably doesn't own the biggest names in AI. That's because most of the AI revolution is largely being built and funded in private markets. That means the vast majority of AI startups are going to be backed and owned by venture capitalists, not public investors.

That's why the launch of the Fundrise Innovation Fund last year was such a watershed moment for the investment industry.

The Innovation Fund pairs a $100+ million venture portfolio of some of the biggest names in AI with one of the lowest investment minimums the venture industry has ever seen.

AI is already changing the world, but this time you can get in early with the Fundrise Innovation Fund.

Get in early at Fundrise.com/SHOWURL.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.